

December 29, 2021

Paolo Tiramani
Chief Executive Officer
Boxabl Inc.
6120 N. Hollywood Blvd. #104
Las Vegas, NV 89115

> **Re: Boxabl Inc.**
> **Amendment No. 7 to Offering Statement on Form 1-A**
> **Filed December 2, 2021**
> **File No. 024-11419**

Dear Mr. Tiramani:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2021 letter.

Amendment to Form 1-A filed December 2, 2021

Cover Page

1. We note the revised disclosure and statement that Dalmore will perform administrative and technology functions but no underwriting or placement agent services. Please reconcile with the Form of Escrow Agreement exhibit, which identifies Dalmore as the Managing Broker. Revise to clarify the services being performed by Dalmore and include the arrangement or agreement as an exhibit.

2. We note the revised disclosure regarding the $31 million "Minimum Target" for Series A-2. Please revise to clarify the extent to which the Regulation A offering is on a min/max basis. In this regard, if there is a $31 million minimum it is unclear why the dilution figures on page 15 address sales at $5 million and $20 million. It is also unclear whether

the different Series, which appear to contain similar terms, are meant to reflect investments with different risk and/or reward profiles. Why are the Series A-1 being offered at $.01 less than Series A-2? Why are the Series A Preferred offered at $.66 less than the Series A-2? When are the different Series convertible to common, and are such terms the reason for the different prices? Please revise to clarify.

Risk Factors, page 8

3.   We note your disclosure on page 11 that you may have violated Section 5 of the Securities Act of 1933. Please provide a more detailed discussion regarding the rescission obligations of the company and whether this potential violation refers to securities previously sold or to securities that are to be sold in this offering. For example, advise us of the approximate numbers of investors and dates of purchase underlying potential claims you may face "up to September 22, 2022."

Dilution, page 14

4.   We note various inconsistencies in your filing regarding the number of Series A Preferred Stock outstanding. For example, on page 6 and 14, you indicate 186,467,730 such shares are outstanding as of November 23, 2021. However, this amount of shares is less than the Series A Preferred Shares of 355,599,760 on page F-4, which is as of only June 30, 2021. Please advise or revise.

Directors, Executive Officers, and Significant Employees, page 37

5.   We note that you have disclosed the existence of one executive officer, three directors, and two significant employees, comprising four separate people. However, we note your amended Form C filed June 16, 2021 includes a "meet our team" section identifying a Chief Operating Officer, Director of Manufacturing, Technology Specialist, and Controller, among others. Please advise why such individuals are not included in the Form 1-A Item 10 disclosure.

Securities Being Offered , page 39

6.   We note that you added a series of securities and now are offering non-voting Series A-2 Preferred, non-voting Series A-1 Preferred, and non-voting Series A Preferred, all for different prices. However, the different Series all appear to have the same rights and terms. Please revise to provide further detail regarding how these non-voting securities are different. In this regard, we note the Form 1-A is intended to cover the conversion of the different Series of Preferred into common stock. Clarify the anticipated circumstances and timing of any such conversions and advise us how they will be applied to the limit in Rule 251(a)(2).

Revised Statement of Changes in Stockholders' Equity for the six months ended June 30, 2021, page F-4

7. Please revise your interim financial statements to also include a Statement of Changes in Stockholders' Equity for the six months ended June 30, 2020. Refer to Part F/S of Form 1-A.

General

8. We note the number of accepted deposits on page 9 is as of August 30, 2021 and the number on page 30 is as of September 15, 2021. Please revise to update consistently as of the most recent practicable date. Additionally, with a view to disclosure advise us of the approximate number of deposits that have been converted to sales and, for the oldest pending orders that have not been converted to sales, advise us of the period of time after which prospective purchasers may demand return of the Order Fee.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Stephenson, Esq.